United States securities and exchange commission logo





                             September 10, 2020

       Douglas Swirsky
       President and Chief Executive Officer
       Rexahn Pharmaceuticals, Inc.
       15245 Shady Grove Road, Suite 455
       Rockville, MD 20850

                                                        Re: Rexahn
Pharmaceuticals, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed August 27,
2020
                                                            File No. 333-239702

       Dear Mr. Swirsky:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-4 filed August 27, 2020

       Cover Page

   1. We acknowledge your revised disclosures in response to prior comment 1 and that the
                                                        Parent Cash Amount may
vary significantly from the expected amount. Please further
                                                        revise to prominently
highlight that Rexahn shareholders will not know at the time of the vote the percentage of
shares they will hold in the combined company, that Rexahn may not be able to satisfy
the requirement for a Parent Cash Amount of $0, and discuss the significance. Please
also limit your cover page disclosures to one page as required by
                                                        Item 501(b) of
Regulation S-K.
 Douglas Swirsky
FirstName LastNameDouglas
Rexahn Pharmaceuticals, Inc. Swirsky
Comapany 10,
September NameRexahn
              2020      Pharmaceuticals, Inc.
September
Page 2    10, 2020 Page 2
FirstName LastName
Prospectus Summary
The Companies, page 12

2. We note your response to prior comment 4 states that you have shortened the arrows for the last two rows of the pipeline table to the end of Phase 1, but the revised table still reflects arrows that are in the midst of Phase 2. In addition, please ensure that dates in the
         "Anticipated Milestones" column and in the Business section correspond to your revised
         Summary narrative disclosures. Your disclosures also state that Ocuphire expects to launch a Phase 2 trial for APX3330 in DR in the first quarter of 2021, and so please revise your table to illustrate that the Phase 2 trial is only with respect to DR and not DME or otherwise reconcile your disclosures.
Risk Factors
Risks Related to the Merger, page 35

3. Please add a risk factor discussing to the extent true that the Oppenheimer opinion relied on financial projections that extended into 2040 and which made assumptions regarding
         FDA approval of Ocuphire's product candidates but did not consider the possibility that such product candidates would not receive FDA approval. Please also highlight the different assumptions Oppenheimer used for its opinion, including that such assumptions did not account for the effect of the post-closing dilutive issuances of Rexahn securities pursuant to the pre-merger financing.
The Merger
Background of the Merger, page 111

4. Refer to the last sentence of prior comment 15. You disclose the updated terms from
         Company A on February 19, 2020 on page 119, but Company's A's valuation of Rexahn had not changed since your board considered Company A's proposal at its December 5,
         2019 meeting, as you explain on 121. Revise to clarify what did change in the updated proposal.
Opinion of the Rexahn Financial Advisor, page 133

5. We note your revised disclosures, including your discussion of the projections referenced by Oppenheimer. In the discussion regarding the discounted cash flow analysis, please revise to clearly explain that the projected free cash flow used by Oppenheimer was based on various assumptions, including assumptions that FDA approval would be received for
         Nyxol in NVD, RM and presbyopia, and for APX3330 in DR, and assumed prices and market share for the product candidates. In addition, to the extent true, please also revise to explain why Oppenheimer did not consider the separate possibility that the Ocuphire product candidates will not successfully complete clinical trials.
6. You refer to probability of success risk adjustments on page 139, and further state on page
         143 that Ocuphire used a probability of success methodology and that Oppenheimer made
 Douglas Swirsky
Rexahn Pharmaceuticals, Inc.
September 10, 2020
Page 3
      some adjustments to these probabilities. Please explain how these probabilities and further adjustments affected the cash flows for the indicated years.
       You may contact Julie Sherman at (202) 551-3640 or Lynn Dicker at (202) 551-3616 if
you have questions regarding the financial statements and related matters. Please contact Abby
Adams at (202) 551-6902 or Dorrie Yale at (202) 551-8776 with any other questions.



                                                           Sincerely,
FirstName LastNameDouglas Swirsky
                                                           Division of
Corporation Finance
Comapany NameRexahn Pharmaceuticals, Inc.
                                                           Office of Life
Sciences
September 10, 2020 Page 3
cc:       William I. Intner, Esq.
FirstName LastName